Tuesday, March 16, 2010 5:47:40 PM

Joe:

Are you weaseling out of this, just like you wanted to hang up when I say that Amex deceived the Court? "Weasel" means that you understand the intent, but are trying to get out of it on a technicality, like "Joe Sacca did not deceive the Court, because he did not know it at the time" but Amex did know it, and was co-counsel, and Amex chose not to tell Sacca.

Are you saying **you** did not deceive the court? Well, I can understand you saying that, but let's put it a different way:

Did Amex try to stop me from communicating with the SEC?

E.g.:

The settlement should be enforced in all respects, affirmatively requiring plaintiff to withdraw his proxy filing and to cease and desist from other conduct in violation of the parties' settlement terms, and dismissing the complaint.

[p.11 of 13 , Number 36 April 17 2007 Jean Park ask for protective order .pdf]

One of those "respects" is to stop me from communicating with the SEC ; another is attending the Shareholder meeting in April 2007.

And Ms. Park refers that in her affidavit:

19. On Tuesday morning, April 3, 2007, at approximately 8:30 a.m., plaintiff filed a preliminary proxy solicitation with the Securities and Exchange Commission in violation

NY01/PARKJE/1176493 3

3

of the express terms of the parties' settlement. A true and accurate copy of this filing is annexed as **"Exhibit C"** hereto.

[[age 3-4, Number 37-1 April 17 2007.pdf]

And then Ms. Park continues to say how Magistrate Judge Katz did an ex parte phone call to me threatening me with contempt of court unless I withdraw my SEC filing and take down my website, which I said I could do the latter, but the former may not be possible:

20. At 10:15 a.m., Mr. Luz and I, along with Mr. Brown, participated in the scheduled conference call with Magistrate Judge Katz. I advised Magistrate Judge Katz of plaintiff's proxy filing in violation of the parties' settlement. Magistrate Judge Katz requested Defendants' consent to speak with plaintiff and Mr. Luz in an <u>ex parte</u> teleconference. We freely gave our consent.

21. Later that day, Mr. Luz informed me that plaintiff had agreed to withdraw his proxy filing and abide by the terms of the settlement pending an application by him to vacate the same. Mr. Luz indicated that Lindner might need advice from the Company as to how to go about withdrawing his proxy filing.

So, ¶21 said I wanted to vacate the restriction on me filing on the SEC, but was forced by Magistrate Judge Katz.

23. In response to plaintiff's stated agreement to comply pending his application to vacate, the Company began performing its obligations under the settlement, preparing and issuing certain letters requested by plaintiff and processing the agreed-upon settlement payments. Annexed hereto and *filed under seal* as **"Exhibit E"** are true and complete copies of these letters and settlement checks.

Ms. Park moved to put the documents under seal:

28. Should the Court grant Defendants' Motion to enforce the settlement, we respectfully request that the Court endorse, *under seal*, the proposed Order, annexed hereto as **"Exhibit G,"** which sets forth the terms of the confidential settlement.

So, then Ms. Park showed the Judge my filing as Exhibit C:

EXHIBIT C



FORM PREC14A

Lindner Peter – axp

Filed: April 03, 2007 (period:)

Preliminary proxy statement containing contested solicitations

<SEQUENCE>1
<FILENAME>proxyverb.txt
<FILERID>142380792</FILERID>
<SubCompany_filerId_ is>142380792</SubCompany_filerId_ is>
PREC14A 1 draftproxy.htm FIRST DRAFT OF NON-MANAGEMENT PROXY
SCHEDULE 14A INFORMATION
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]
Check the appropriate box:

[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Rule 14a-12

AMERICAN EXPRESS COMPANY

(Name of Registrant as Specified In Its Charter)
PETER LINDNER

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]
No fee required.

[ ]
Fee computed on the table below per Exchange Act Rule 14a-6(i)(1) and 0-11.
(1)Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to
Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
(4) Proposed maximum aggregate value of transaction:
(5) Total fee paid:
[ ] Fee paid previously with preliminary materials.
[ ]
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-
11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4)
Date Filed:

PRELIMINARY COPY, SUBJECT TO COMPLETION
DATED MARCH 30, 2007
PROXY STATEMENT OF
PETER LINDNER
IN CONNECTION WITH THE
2007 ANNUAL MEETING OF STOCKHOLDERS
OF
AMERICAN EXPRESS COMPANY

INTRODUCTION

This Proxy Statement (the "Proxy Statement") and the accompanying form of Proxy are being furnished by Peter Lindner ("Mr. Lindner") to the stockholders (the "Stockholders") of American Express Company (the "Company" or "Amex") in connection with his solicitation of proxies to be voted at the Company's 2007 Annual Meeting of Stockholders (the "Annual Meeting"). The Company has announced that the Annual Meeting will be held on Monday, April 24, 2006, at 10:00 a.m. Eastern Time local time at:
American Express Company
200 Vesey Street, 26th floor
New York, New York 10285

This Proxy Statement and form of Proxy are being mailed to Stockholders on or about April 10, 2007.

Source: Lindner Peter, PREC14A, April 03, 2007

My SEC filing document goes on for several pages.

Jean Park then includes my letter to Magistrate Judge Katz that I complied with Amex's request to His Honor, in which Magistrate Judge Katz ORDERed me to take down my website and pull my listing from the SEC—in other words, Amex not only tried to stop my communication, they wanted to have me retract the communication to the SEC (the filing), which the SEC said can not be done:



Case 1:06-cv-03834-JGK   Document 37-5   Filed 04/17/2007   Page 2 of 2

APR

CHA
THE
3 M

Tuesday, April 3, 2007

Dear Judge,

Here is proof that I complied with your direct order to disable my website: www.amexethics.com

I also include the SEC filing that I did this morning, that encompasses 2 pages, including a cover letter that should have been included, but inadvertently wasn't.

I did not get any phone calls telling me to file a PRRN14A to revise and give formal notice to the SEC (and the world) that I am no longer running for director of American Express. I was not given an opinion by the SEC on how to do that without violating SEC rules or violating the Judicial order from you. I await instructions from Jean Park, Amex's attorney.

I have not read my email, but I prepared this document to be in compliance. And I have send it to all 3 of you (Judge, Amex, Tom Luz) by Fedex 10am delivery so that you can see the evidence of what I had written and what has been pulled off.

SEC informs me that there is NO WAY to remove the listing once it has been distributed.
Sincerely yours,

Peter W. Lindner

So in case you say, well, Amex didn't do that, you volunteered, let me say I told Amex I repudiated the signed agreement, but Amex refused to accept that – even when USDJ Koeltl said all Amex had to do was accept that I did not agree with their settlement and move on. Here's where Jean Park swears she tried (and succeeded) to stop me from communicating with the SEC, via a "motion to enforce settlement":



Jean Y. Park declares under penalty of perjury under the laws of the United States of America that the foregoing is true and correct executed on 13th day of April, 2007:

On 13th day of April, 2007, I caused to be served the annexed ORDER TO SHOW CAUSE TO ENFORCE SETTLEMENT AND FOR A PROTECTIVE ORDER; AFFIRMATION OF JEAN Y. PARK IN SUPPORT OF DEFENDANTS' MOTION TO ENFORCE SETTLEMENT AND FOR A PROTECTIVE ORDER; and MEMORANDUM OF LAW IN SUPPORT OF DEFENDANTS' MOTION TO ENFORCE SETTLEMENT AND FOR A PROTECTIVE ORDER, upon the following party at the address designated by them for service of papers:

Thomas J. Luz
Pearce & Luz LLP
1500 Broadway, 21st Floor
New York, NY 10026

by depositing a true copy thereof, in a secure envelope with Federal Express, for Saturday overnight delivery.

Dated: April 17, 2007

Jean Y. Park

Case 1:06-cv-03834-JGK Document 37-9 Filed 04/17/2007 Page 1 of 1

I then asked Magistrate Judge Katz to be freed from the restrictions, so I could communicate with the SEC and go to the Shareholder meeting in April 2007, and His Honor rejects it. MJ Katz even states that I wanted to reject the agreement and Amex sought to enforce it:

Although the parties acknowledged their consent to the terms of the agreement before the Court, it was anticipated that a written agreement would be executed as well. The following day, Plaintiff notified Defendants that he no longer wished to abide by the terms of the agreement. Defendants subsequently filed a motion to enforce the agreement, and for a protective order compelling

Case 1:06-cv-03834-JGK-THK Document 39 Filed 04/19/2007 Page 1 of 6

In a separate request, Plaintiff has sought clarification from this Court as to whether he is bound by the terms of the agreement in light of his belief that "no agreed settlement exists between [Plaintiff] and [Defendants]." (See Letter of Peter W. Lindner to the Court, dated Apr. 16, 2007.) Plaintiff is currently represented by counsel and must receive any legal advice from his attorney, not the Court. The Court simply notes, as did Judge

5

Koeltl, that "plaintiff remains bound by any contractual agreements that he entered." (Order, dated Apr. 13, 2007.)

So Ordered.



THEODORE H. KATZ
UNITED STATES MAGISTRATE JUDGE

Dated: April 19, 2007

I then appealed to USDJ Koeltl on April 23, 2007 to get out of the agreement, but His Honor says I'm bound by an existing agreement.

JOHN G. KOELTL, District Judge:

The Court has received a letter from the plaintiff pro se, dated April 16, 2007, that asks the Court to declare that no settlement agreement exists between the plaintiff and the defendants from March 29, 2007 and that no restraint exists on him other than those to which he is bound by any previous contractual agreements he has entered. The request is **denied.**

[Pacer #193]

Two months later, on June 6, 2007, USDJ Koeltl reverses His Honor's earlier ORDER and on May 31, 2007 says I'm not bound because there is not existing agreement:

various submissions. Based on the particular facts and circumstances of this case, as established by the current record, the defendants have failed to satisfy their burden of showing that a binding agreement exists between the parties. Therefore, the defendants' motion to enforce the alleged settlement agreement is **denied**.

In sum, based on a consideration of all of the relevant facts and circumstances of this case and weighing all of the <u>Winston</u> factors, the Court concludes that the defendants have failed to establish by a preponderance of the evidence the existence of a binding oral settlement agreement.

<u>CONCLUSION</u>

For all of the reasons discussed above, the defendants' motion to enforce the alleged settlement agreement is **denied**.

SO ORDERED.

Dated: New York, New York
           May 3/, 2007



John G. Koeltl
United States District Judge

Just in case you don't believe that, then in Court I ask permission to now contact the SEC, and Ms. Park says of course I can now, since I say "I was not allowed to speak at a
    10   shareholder meeting, I was not allowed to communicate with the
    11   Securities and Exchange Commission and I was not allowed to
    12   have a website, among other restrictions."

And Ms. Park agrees that I can now communicate with the SEC, since the May 31, 2007 ruling of USDJ Koeltl found that alleged agreement to be non-existent:

"13   THE COURT: Ms. Park? Do you have a position?
  14   MS. PARK: Yes. I believe Mr. Lindner has
  15   misapprehended Magistrate Judge Katz' rulings. Magistrate
  16   Judge Katz had simply -- the three terms or items that
  17   Mr. Lindner rattled off I believe pertained to the terms of
  18   your Honor's settlement. So per force your Honor's
  19   determination ruling there is no enforceable settlement,
  20   Mr. Lindner would not be bound by any restrictions pursuant to
  21   a settlement agreement that was deemed not to be a settlement
  22   agreement.
  23   THE COURT: So the three items you mentioned the
  24   defendant agrees were terms of the purported settlement
  25   agreement that I found were not enforceable, so they're not
                SOUTHERN DISTRICT REPORTERS, P.C.
                    (212) 805-0300
                              7

    794FLINC
  1   binding,"

Here's the transcripts intact:

794FLINC

1   MS. PARK: Very good.

2   MR. LINDNER: Yes, well, there's one thing I'd like a

3 clarification on, if I may, on the discovery process. It's

4 actually, it's not on discovery, but on the Magistrate Judge

5 Katz. The magistrate had made some rulings restraining me, and

6 in light of your Honor's decision that there was no settlement

7 agreement reached, I'd like clarification here that the

8 magistrate's interim rulings should no longer restrain me. I

9 have three examples. ==One, was I was not allowed to speak at a==

10 ==shareholder meeting, I was not allowed to communicate with the==

11 ==Securities and Exchange Commission and I was not allowed to==

12 ==have a website, among other restrictions.==

13   THE COURT: Ms. Park? Do you have a position?

14   MS. PARK: Yes. I believe Mr. Lindner has

15 misapprehended Magistrate Judge Katz' rulings. Magistrate

16 Judge Katz had simply -- the three terms or items that

17 Mr. Lindner rattled off I believe pertained to the terms of

18 your Honor's settlement. So per force your Honor's

19 determination ruling there is no enforceable settlement,

20 Mr. Lindner would not be bound by any restrictions pursuant to

21 a settlement agreement that was deemed not to be a settlement

22 agreement.

23   THE COURT: So the three items you mentioned the

24 defendant agrees were terms of the purported settlement

25 agreement that I found were not enforceable, so they're not

SOUTHERN DISTRICT REPORTERS, P.C.

(212) 805-0300

794FLINC

1 binding, and the defendant says they were not independent

2 orders of the magistrate judge. If there were independent

3 orders of the magistrate judge, whatever they were, I would

4 tell you to go back to the magistrate judge to take up those

5 orders with the magistrate judge and if you had a problem with

6 the ruling of the magistrate judge, you could take an appeal to

7 me from the rulings of the magistrate judge. But the three

8 items that you mentioned the defendant agrees were not

9 independent orders of the magistrate judge.

In short, I had the right to reject the alleged oral agreement that stopped me from going to the SEC, and I repudiated it, but Amex refused to accept that in April, and Amex got MJ Katz to force me to comply with the alleged oral agreement. But Amex sought to bind it to me, and refused to give it to me in writing as they had promised the Court (if I had it in writing, I'd have

7 days to reject it after signing it), and forced me under Magistrate Judge Katz's control to abide by the restrictions on not contacting the SEC. Amex got MJ Katz to stop my filing with the SEC, even though Amex wanted it to be retracted as if it never existed. But months later, Amex could not prove that the agreement existed, since it ran afoul of 4 of the 4 criteria for an alleged oral agreement to be valid in SDNY. But, it was too late for me attend the April 2007 Amex Shareholder meeting.

What part of that do you not believe?

Because I think that shows that Amex tried and succeeded in April 2007 to stop me from communicating with the SEC, and you (Joe) told USDJ Koeltl in April 23, 2009:

```
 9       MR. SACCA:  Good afternoon, your Honor.  I will be
10   very brief.  I don't intend to repeat anything that was in our
11   papers, unless your Honor would like clarification.
12          I would like to address just a couple points.  One is
13   the accusation that we've made misrepresentations to the Court
14   about Mr. Lindner's ability to communicate with the SEC.  There
15   is in fact no evidence in the record that Mr. Lindner was under
16   any prohibition from responding to the SEC in response to
17   American Express' request for no action.  In fact, although
```

So, the Pacer numbers show that there is "evidence on the record" that Amex via Ms. Park did get a court order from Magistrate Judge Katz to stop me from being able to "communicate with the SEC".

                    Sincerely yours,

                    Peter W. Lindner
                    1 Irving Place, #G-23-C
                    NYC, NY 10003
                    Home/Fax: 212-979-9647
                    Cell: 917-207-4962
                    Email: nyc10003@nyc.rr.com